PREMIUM NICKEL RESOURCES LTD. ANNOUNCES

PENDING APPOINTMENT OF NEW BOARD CHAIR

Toronto, Ontario, November 30, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to announce the pending appointment of James (Jim) Gowans as a Director and as independent Chair of the Board of the Company.

Jim Gowans is a corporate director. He has over 30 years of experience as a senior executive in the mining industry, including holding executive positions at Debswana Diamond Company in Botswana, DeBeers SA, DeBeers Canada Inc., PT Inco in Indonesia, and Placer Dome Ltd. He served as interim president and CEO of Trilogy Metals Inc. from August 2019 to May 2020. He was president, CEO and a director of Arizona Mining Inc. from January 2016 to August 2018. Prior to that, he was senior advisor to the Chair of the Board of Barrick Gold Corporation from August to December 2015, and co-President from July 2014 to August 2015.

Mr. Gowans has served on the boards of numerous Canadian publicly traded mining companies, including Cameco, Arizona Mining, Trilogy Metals, Detour Gold, New Gold, Marathon Gold, Paycore Minerals and Treasury Metals (where he currently serves as Board Chair).  He holds a Bachelor of Applied Science in Mineral Engineering degree from the University of British Columbia and has attended the Banff School of Advanced Management. He is a past chair of the Mining Association of Canada.

Mr. Gowans' appointment as a director and as independent Chair of the PNRL Board is expected to be effective in mid-January.  Pending his formal appointment, Keith Morrison, CEO of PNRL, will continue to act as Chair of the Board and John Hick will continue as Lead Director.

Mr. Gowans commented: "I am delighted to have the opportunity to work with management and the Board of PNRL to advance the redevelopment of the Company's historically producing nickel, copper, cobalt and platinum group element properties in Botswana. I have a great affection for Botswana and its people and I am very excited about the prospects for the Company's redevelopment projects and its commitment to modern mining practices, community development and sustainability."

Mr. Morrison commented: "Jim Gowans will bring to PNRL a lifetime of experience in leadership roles in the international mining sector, including in mining operations, operational excellence and safety, sustainability, capital transactions and stakeholder relations. He will also bring to the Company the benefit of his years of operating experience within Botswana, his knowledge and understanding of the local and regional context for the redevelopment of our mines and the benefit of his relationships within the mining sector there. We are very fortunate to have him join our Company in this critical leadership role."

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana.  We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PNRL's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer and Chair of the Board

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward‐looking statements" within the meaning of applicable Canadian securities laws, including: the intention to appoint a new director to the Board and a new Chair of the Board. These forward‐looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements reflects assumptions that management believes to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

The forward‐looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.